

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2018

Robert M. Bakish
President and Chief Executive Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

      Re: Viacom, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2017
           Response Dated August 1, 2018
           File No. 001-32686

Dear Mr. Bakish:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Telecommunications